Filed by Envision Healthcare Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Envision Healthcare Holdings, Inc.

Commission File No. 001-36048

ENVISION HEALTHCARE & AMSURG TEAM MEMBERS — MERGER FAQs

STRATEGIC RATIONALE

1.              Why bring these two companies together?

•                  The combination of Envision Healthcare (Envision) and AMSURG brings together two healthcare leaders to form one of the nation’s largest healthcare providers well positioned for the future, with a focus on data-driven quality strategies designed to provide the best possible patient outcomes and experiences.

•                  We have come together because we have a shared vision to be the most trusted strategic partner for providers, health systems, communities and payors in the common pursuit of delivering the highest quality of care for all the patients we serve.

•                  Our collective efforts will allow providers to have a stronger voice in the creation of solutions for the healthcare industry as health systems and payors continue to consolidate and reimbursement continues to further shift from fee-based to value-based.

2.              How did the combination come about, and did you explore other combinations in this space?

•                  Both Boards and management teams regularly evaluate strategic opportunities to create incremental long-term shareholder value.

•                  After preliminary discussions between the parties, it became clear that a combined company would be better able to deliver solutions for hospital systems, physicians, patients, payors, communities and other healthcare partners.

•                  We believe that this merger offers unique and compelling strategic and financial benefits for the combined company.

3.              How does this combination benefit our clinical providers?

•                  We believe this combination will expand growth opportunities for all of our healthcare professionals in an increasingly dynamic and transformative healthcare system.

COMPANY GOVERNANCE & MERGER INFORMATION

4.              What will the combined company be called?

•                  The combined company will be named Envision Healthcare Corporation and its shares are expected to trade on the New York Stock Exchange.

•                  All Envision and AMSURG subsidiaries will continue to operate under their current brands. If that changes in the future due to operating benefits identified in the integration or thereafter, we will communicate it well in advance. AMSURG will refer only to the ambulatory surgery business.

5.              Where will the combined company be headquartered?

•                  The merged company will be co-headquartered in Nashville, Tennessee and Greenwood Village, Colorado.

6.              Who would lead the combined organization?  What are your plans for the management teams at each organization?

•                  The Board of Directors will include an equal number of current AMSURG and Envision directors.

•                  Bill Sanger, the current Envision CEO, will serve as Executive Chairman of the Board of Directors.

•                  Chris Holden, the current AMSURG CEO, will serve as President and CEO of the new Envision.

•                  Claire Gulmi, AMSURG’s Chief Financial Officer, will retain that role at the combined company; Randy Owen, Envision’s Chief Financial Officer and Chief Operating Officer, will serve as President of Ambulatory Services at the combined company; and Robert Coward, current President of Sheridan and Chief Development Officer of AMSURG, will serve as President of Physician services.

•                  The management team will be comprised of senior leaders from both organizations.

7.              Is this an acquisition by either company?

•                  No. This merger of equals brings together two highly complementary organizations.

•                  We believe the all-stock merger provides a compelling opportunity to AMSURG and Envision shareholders to participate in the future growth of the combined company.

8.              How long will it take to fully integrate the two businesses?

•                  We are confident in our ability to integrate AMSURG and Envision after closing. The closing is expected by year-end 2016 and the integration is anticipated to be substantially complete within 3 years of closing.

•                  The two companies have very complementary portfolios and both have proven integration track records.

•                  Until the transaction closes, Envision and AMSURG will continue to operate as independent companies.

9.              Do you anticipate any regulatory concerns?

•                  We will work closely with the regulatory agencies to help them understand why this combination is good for the market and for our customers.

OPERATIONS

10.       What impact will it have on my job?

•                  As a part of the transaction, consolidation of some roles and responsibilities is anticipated, however we believe growth will continue to create opportunities and limit existing workforce reductions.

•                  We pledge to keep you well-informed throughout this transition and expect far more enhanced opportunities for employees than negative impact.

11.       Will my job title, manager or reporting structure change?

•                  Until the merger closes, there will be no impact on roles or reporting structure as a result of the transaction.

•                  There may be changes over time to reporting lines as the two businesses are combined. Any changes identified after closing will be communicated in advance.

•                  In the meantime, it remains business as usual and we encourage you to stay focused on the valuable work you do every day for our patients, healthcare partners and the many communities we serve.

12.       Will we have the opportunity to pursue open jobs within the combined company?

•                  Until the transaction closes, Envision and AMSURG will continue to operate as independent companies.

•                  Upon closing, we will communicate a process.

13.       What will happen to my compensation and benefits/vacation days?

•                  There are no changes to your benefits or compensation at this time.

•                  Both companies offer an attractive package of employee benefits. After closing, we expect that the benefit plans and programs will be evaluated and potentially migrated to one or more common platforms.

14.       What will happen to existing contracts with clients and vendors?

•                  Until the transaction closes, client and suppliers will not experience any impact to their relationships with either organization.

•                  Over time, we expect our collective clients and vendors will benefit from the combined company’s more comprehensive offering and each company will communicate with its clients and vendors to ensure a seamless transition while also identifying potential new opportunities.

•                  We are committed to communicating in an open and timely manner throughout this process with all stakeholders — internal and external.

15.       What should we be telling clients and vendors?

•                  We will develop a focused communications effort to keep those groups well informed.

•                  We expect our clients, vendors and other business partners to react favorably to this exciting news.

•                  During the months ahead, we must all work to ensure the highest level of service to our clients and other business partners throughout the transition. Ensuring a seamless transition is the best way to promote our long-term success.

16.       Will we be combining IT systems/processes?  Will my email change?  Who should I contact with IT-related questions?

•                  Unless otherwise notified, continue to use the same systems and processes to perform your job.

•                  You should continue to contact IT through your existing request process.

17.       What should we say to the media about the transaction?

•                  Please do not discuss the merger with the media or investors. For AMSURG, media inquiries should be forwarded to Todd Lunsford at tlunsford@amsurg.com and any investor inquiries should be forwarded to Claire Gulmi at cgulmi@amsurg.com. For Envision, media inquiries should be forwarded to Kim Warth at kim.warth@evhc.net and investor inquiries should be forwarded to Bob Kneeley at bob.kneeley@evhc.net.

18.       When should we expect to learn more?

•                  We are committed to communicating with you often as the transaction and integration process moves forward and we have more information to share. If you have questions you would like to be included in future FAQ updates, please email them to EnvisionQuestions@evhc.net.

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No Offer or Solicitation / Additional Information and Where to Find It

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed business combination between Envision and AMSURG or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. The proposed business combination between Envision and AMSURG will be submitted to their respective shareholders for consideration. AMSURG will cause its newly formed, wholly owned subsidiary New Amethyst Corp. (“New Amethyst”), to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will constitute a prospectus of New Amethyst and a joint proxy statement of Envision and AMSURG. Envision and AMSURG will deliver the joint proxy statement/prospectus to their respective shareholders as required by applicable law. This communication is not a substitute for any prospectus, proxy statement or any other document that may be filed with the SEC in connection with the proposed business combination. Investors and shareholders are urged to read carefully and in their entirety the joint proxy statement/prospectus and any other relevant documents that will be filed with the SEC when they become available because they will contain important information about the proposed business combination and related matters.  Investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about Envision, AMSURG and New Amethyst, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Envision and AMSURG make available free of charge at www.evhc.net and www.AMSURG.com, respectively (in the “Investors” section), copies of materials they file with, or furnish to, the SEC.

Participants in the Merger Solicitation

Envision, AMSURG and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Envision and AMSURG in connection with the proposed business combination. Information about the directors and executive officers of Envision is set forth in its proxy statement for its 2016 annual meeting of shareholders filed with the SEC on March 23, 2016. Information about the directors and executive officers of AMSURG is set forth in its proxy statement for its 2016 annual meeting of shareholders filed with the SEC on April 22, 2016 and its Annual Report on Form 10-K for the year ended December 31, 2015 filed with the SEC on February 25, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding those persons who are, under the rules of the SEC, participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

Certain statements and information in this presentation may be deemed to be “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, statements relating to Envision’s and AMSURG’s objectives, plans and strategies, and all statements (other than statements of historical facts) that address activities, events or developments that Envision and AMSURG intend, expect, project, believe or anticipate will or may occur in the future. These statements are often characterized by terminology such as “believe,” “hope,” “may,” “anticipate,” “should,” “intend,” “plan,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy” and similar expressions, and are based on assumptions and assessments made by Envision’s and AMSURG’s management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate. Any forward-looking statements in this presentation are made as of the date hereof, and Envision and AMSURG undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance. Whether actual results will conform to expectations and predictions is subject to known and unknown risks and uncertainties, including: (i) risks and uncertainties discussed in the reports that Envision and AMSURG have filed with the SEC; (ii) general economic, market, or business conditions; (iii) risks associated with the ability to consummate the business combination between Envision and AMSURG and the timing of the closing of the business combination; (iv) the ability to successfully integrate Envision’s and AMSURG’s operations and employees; (v) the ability to realize anticipated benefits and synergies of the business combination; (vi) the potential impact of announcement of the business combination or consummation of the transaction on relationships, including with employees, customers and competitors; and (vii) other circumstances beyond Envision’s and AMSURG’s control. Refer to the section entitled “Risk Factors” in Envision’s and AMSURG’s annual and quarterly reports for a discussion of important factors that could cause actual results, developments and business decisions to differ materially from forward-looking statements.